UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
27 April 2022
Commission File number 001-35079
LLOYDS BANK plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-231902-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of our securities; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Lloyds Bank Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of our financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2022 and is being incorporated by reference into the Registration Statement with File no. 333-231902-01.

FINANCIAL REVIEW
Income statement
In the three months to 31 March 2022, the Group recorded a profit before tax of £1,457 million compared to £1,768 million in the same period in 2021, representing a reduction of £311 million as higher total income was more than offset by the impact of a net impairment charge for the period compared to a net credit in the first quarter of 2021. Profit after tax was £1,050 million.
Total income increased by £166 million, or 5 per cent, to £3,810 million in the three months to 31 March 2022 compared to £3,644 million in the first three months of 2021; there was an increase of £266 million in net interest income offset by a decrease of £100 million in other income.
Net interest income was £2,922 million, an increase of £266 million compared to £2,656 million in the three months to 31 March 2021. The increased net interest income was driven by growth in average interest-earning assets and deposits as well as an improved margin; the net interest margin benefited from bank base rate increases and deposit growth, offsetting mortgage book margin impacts.
Other income was £100 million lower at £888 million in the three months to 31 March 2022 compared to £988 million in the same period last year. Net fee and commission income increased to £301 million, compared to £239 million in the first quarter of 2021 due to higher card and other transaction-based income streams, reflecting improved levels of customer activity compared to the first quarter of 2021. Net trading income was £89 million lower at £91 million in the three months to 31 March 2022, in part reflecting the change in fair value of interest rate derivatives and foreign exchange contracts in the banking book not mitigated through hedge accounting. Other operating income decreased to £496 million compared to £569 million in the three months to 31 March 2021 as a result of lower gains on the disposal of financial assets at fair value through other comprehensive income.
Total operating expenses decreased by £37 million to £2,175 million compared to £2,212 million in the first three months of 2021. There was a decrease of £6 million in operating costs; the impact of staff pay increases was offset by staff number reductions and an increase in IT-related costs, as a result of the Group’s strategic investment, was in part offset by increased gains on disposal of operating lease assets as a result of strong used car prices. The charge in respect of regulatory provisions was £31 million lower at £33 million and largely related to pre-existing programmes. There have been no further charges relating to HBOS Reading since the end of 2021 and the provision held continues to reflect the Group's estimate of its full liability, albeit significant uncertainties remain.
There was a net impairment charge in the quarter of £178 million, compared to a net credit of £336 million in the first quarter of 2021, largely reflecting a low incurred charge and a charge in the first quarter of 2022 as a result of revisions to the Group’s economic outlook, as an improvement from unemployment assumptions and house prices was offset by additional provisions taken to capture elevated inflation risk.
Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk with high levels of security. The Group's expected credit loss (ECL) allowance remained stable in the first three months of the year at £4,060 million (31 December 2021: £4,000 million). The Group continues to retain £0.7 billion of net management judgements in respect of coronavirus (31 December 2021: £0.8 billion); within this, the Group has maintained its central adjustment of £0.4 billion to recognise the downside risks outside of the base case conditioning assumptions. As noted above, additional judgements have been raised to capture the increased risk of inflation and impact on the cost of living, with a further £0.1 billion added in the quarter, largely within the segments of the Retail book that are considered less resilient to disposable income shocks.

FINANCIAL REVIEW (continued)
Following changes in credit risk measurement and modelling associated with CRD IV regulatory requirements during the quarter, the Group has amended its definition of Stage 3 for UK mortgages to maintain alignment between IFRS 9 and regulatory definitions of default. Default continues to be considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to significantly affect their ability to repay the amount due. For UK mortgages, this was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days, as well as including end-of-term payments on interest-only accounts and all non-performing loans. Overall ECL is not impacted as management judgements were previously held in lieu of these known changes, however they result in £0.1 billion of ECL moving from Stage 1 and 2 to Stage 3 with £1.5 billion of additional assets in Stage 3. These changes also lead to £7.4 billion of additional assets moving to Stage 2 given the consequential change in approach to the prediction and modelling of up to date accounts and their likelihood of reaching the new broader definition of default in the future. Given these are up to date accounts with low probability of default that are moving to Stage 2, there is no material ECL impact. Absent this definitional change, the sustained low levels of new to arrears observed means that mortgage accounts that are classified as Stage 2, due to being in early arrears, have reduced slightly in the quarter.
The Group recognised a tax expense of £407 million in the period compared to £485 million in the first three months of 2021. On 2 February 2022, the UK Government substantively enacted a change in banking surcharge from 8 per cent to 3 per cent with effect from 1 April 2023. As a result of rate changes, including the impact of the surcharge reduction, the Group recognised a £12 million deferred tax charge in the income statement and a £69 million credit within other comprehensive income, increasing the Group’s net deferred tax asset by £57 million.
Balance sheet
Total assets were £28,131 million, or 5 per cent higher at £630,980 million at 31 March 2022 compared to £602,849 million at 31 December 2021. Cash and balances at central banks rose by £28,536 million to £82,815 million reflecting the placement of funds from increased available liquidity. Financial assets at amortised cost were £1,566 million higher at £491,882 million at 31 March 2022 compared to £490,316 million at 31 December 2021, as a result of a £2,041 million increase in loans and advances to customers, net of impairment allowances, and £1,455 million in debt securities, offset by a £1,740 million decrease in reverse repurchase agreement balances. The increase in loans and advances to customers, net of impairment allowances was driven by continued growth in the open mortgage book, partially offset by further reductions in the closed mortgage book. Other assets increased £2,657 million due to a £1,579 million increase in retirement benefit assets as a result of significant accelerated pension contributions in the period and a £509 million increase in current tax recoverable. Financial assets at fair value through other comprehensive income were £4,191 million lower at £23,595 million as a result of sales during the period.
Total liabilities were £28,297 million, or 5 per cent higher at £590,374 million compared to £562,077 million at 31 December 2021. Customer deposits increased by £4,586 million, or 1 per cent, to £453,959 million compared to £449,373 million at 31 December 2021, as a result of continued inflows to retail current and savings accounts and commercial deposits. Repurchase agreements at amortised cost increased £16,414 million to £46,520 million, as the Group took advantage of favourable funding opportunities and debt securities in issue increased by £6,415 million reflecting issuances of commercial paper and certificates of deposit. Subordinated liabilities decreased by £2,040 million following redemptions during the period.
Ordinary shareholders’ equity decreased £155 million to £36,255 million at 31 March 2022 as retained profit for the period and positive actuarial remeasurements in respect of the Group’s post-retirement defined benefit schemes were more than offset by negative movements in the cash flow hedging reserve.

FINANCIAL REVIEW (continued)
The Group’s operations are predominantly UK-based with no direct credit exposure to Russia or Ukraine. The Group does have credit exposure to businesses that are impacted, either directly or indirectly, by higher energy costs or commodity prices, or potential disruption within their supply chains. Such activity is monitored through prudent risk management. The Group continues to monitor and analyse carefully key internal and external indicators for signs of contagion risk and any second or third order risks that may arise from the war in Ukraine above and beyond those captured in the macroeconomic outlook. Investigations so far have not revealed any significant risks, although the Group remains vigilant and proactive risk mitigation is undertaken as appropriate to ensure that it supports clients, including those in financial difficulty, whilst protecting its portfolios.
Capital
The Group's common equity tier 1 (CET1) capital ratio reduced from 16.7 per cent at 31 December 2021 to 14.1 per cent on 1 January 2022, before increasing during the quarter to 14.5 per cent1 at 31 March 2022. The reduction on 1 January 2022 reflected the impact of regulatory changes, including an increase in risk-weighted assets as well as other related modelled impacts, in addition to the reinstatement of the full deduction treatment for intangible software assets and phased unwind of IFRS 9 transitional relief. The subsequent increase during the quarter reflected profits for the period and a reduction in risk-weighted assets, partly offset by accelerated pension contributions.
The total capital ratio reduced from 23.5 per cent at 31 December 2021 to 20.0 per cent1 at 31 March 2022.
Risk-weighted assets increased from £161.6 billion at 31 December 2021 to around £178 billion on 1 January 2022, before reducing during the quarter to £175.4 billion at 31 March 2022. The increase on 1 January 2022 reflected the impact of regulatory changes, including the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs and a new standardised approach for measuring counterparty credit risk (SA-CCR) following the UK implementation of the remainder of Capital Requirements Regulation (CRR) 2. The subsequent reduction in risk-weighted assets during the quarter was largely driven by optimisation activities and model recalibrations, partially offset by the growth in balance sheet lending.
The UK leverage ratio reduced from 5.3 per cent at 31 December 2021 to 5.1 per cent1 at 31 March 2022.

1Incorporating profits for the quarter that remain subject to formal verification in accordance with capital regulations.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2022	Three months ended 31 Mar 2021
	£m	£m

Net interest income	2,922	2,656
Other income	888	988
Total income	3,810	3,644
Operating expenses	(2,175)	(2,212)
Impairment (charge) credit	(178)	336
Profit before tax	1,457	1,768
Tax expense	(407)	(485)
Profit for the period	1,050	1,283

Profit attributable to ordinary shareholders	986	1,176
Profit attributable to other equity holders	55	102
Profit attributable to equity holders	1,041	1,278
Profit attributable to non-controlling interests	9	5
Profit for the period	1,050	1,283

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2022	At 31 Dec 2021
	£m	£m

Assets
Cash and balances at central banks	82,815	54,279
Financial assets at fair value through profit or loss	1,841	1,798
Derivative financial instruments	5,031	5,511
Loans and advances to banks	4,364	4,478
Loans and advances to customers	432,870	430,829
Reverse repurchase agreements	47,968	49,708
Debt securities	6,017	4,562
Due from fellow Lloyds Banking Group undertakings	663	739
Financial assets at amortised cost	491,882	490,316
Financial assets at fair value through other comprehensive income	23,595	27,786
Other assets	25,816	23,159
Total assets	630,980	602,849

Liabilities
Deposits from banks	4,266	3,363
Customer deposits	453,959	449,373
Repurchase agreements at amortised cost	46,520	30,106
Due to fellow Lloyds Banking Group undertakings	3,006	1,490
Financial liabilities at fair value through profit or loss	5,919	6,537
Derivative financial instruments	5,047	4,643
Debt securities in issue	55,139	48,724
Other liabilities	9,900	9,183
Subordinated liabilities	6,618	8,658
Total liabilities	590,374	562,077

Ordinary shareholders’ equity	36,255	36,410
Other equity instruments	4,268	4,268
Non-controlling interests	83	94
Total equity	40,606	40,772
Total equity and liabilities	630,980	602,849

ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Bank plc together with its subsidiaries (the Group) for the three months ended 31 March 2022.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2021 Annual Report on Form 20-F.
2.Capital
Capital and leverage ratios reported as at 31 March 2022 incorporate profits for the three months that remain subject to formal verification in accordance with capital regulations. The Group’s Q1 2022 Interim Pillar 3 Report will be available in early May and can be found at: https://www.lloydsbankinggroup.com/investors/financial-downloads.html.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.Group loans and advances to customers and expected credit loss allowance

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 March 2022	£m	£m	£m	£m	£m

Loans and advances to customers

UK mortgages	266,028	29,188	3,480	10,768	309,464	9.4	1.1
Credit cards	12,181	2,092	287	—	14,560	14.4	2.0
Loans and overdrafts	8,225	1,213	269	—	9,707	12.5	2.8
UK Motor Finance	12,305	1,866	192	—	14,363	13.0	1.3
Other	16,148	2,302	1,009	—	19,459	11.8	5.2
Retail	314,887	36,661	5,237	10,768	367,553	10.0	1.4
SME	26,775	3,167	822	—	30,764	10.3	2.7
Corporate and other	34,131	3,151	1,798	—	39,080	8.1	4.6
Commercial Banking	60,906	6,318	2,620	—	69,844	9.0	3.8
Other[1]	(762)	36	56	—	(670)
Total gross lending	375,031	43,015	7,913	10,768	436,727	9.8	1.8
ECL allowance on drawn balances	(901)	(1,102)	(1,643)	(211)	(3,857)
Net balance sheet carrying value	374,130	41,913	6,270	10,557	432,870

Customer related ECL allowance (drawn and undrawn)

UK mortgages	41	305	269	211	826
Credit cards	151	284	126	—	561
Loans and overdrafts	130	191	136	—	457
UK Motor Finance[2]	106	72	110	—	288
Other	45	65	56	—	166
Retail	473	917	697	211	2,298
SME	61	121	86	—	268
Corporate and other	65	155	855	—	1,075
Commercial Banking	126	276	941	—	1,343
Other	406	1	9	—	416
Total	1,005	1,194	1,647	211	4,057

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

UK mortgages	—	1.0	7.7	2.0	0.3
Credit cards	1.2	13.6	57.5	—	3.9
Loans and overdrafts	1.6	15.7	66.7	—	4.7
UK Motor Finance	0.9	3.9	57.3	—	2.0
Other	0.3	2.8	14.0	—	0.9
Retail	0.2	2.5	15.5	2.0	0.6
SME	0.2	3.8	12.8	—	0.9
Corporate and other	0.2	4.9	47.6	—	2.8
Commercial Banking	0.2	4.4	38.1	—	1.9
Other		2.8	16.1	—
Total	0.3	2.8	23.5	2.0	0.9
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 includes £94 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in credit cards of £68 million, loans and overdrafts of £65 million, Retail other of £610 million, SME of £149 million and in Corporate and other of £2 million. Other excludes the £400 million ECL central adjustment.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.Group loans and advances to customers and expected credit loss allowance (continued)

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2021	£m	£m	£m	£m	£m

Loans and advances to customers

UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards	12,148	2,077	292	—	14,517	14.3	2.0
Loans and overdrafts	8,181	1,105	271	—	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	—	14,276	12.8	1.4
Other	16,414	1,959	778	—	19,151	10.2	4.1
Retail	322,619	28,767	3,482	10,977	365,845	7.9	1.0
SME	27,260	3,002	843	—	31,105	9.7	2.7
Corporate and other	32,056	3,081	2,019	—	37,156	8.3	5.4
Commercial Banking	59,316	6,083	2,862	—	68,261	8.9	4.2
Other[1]	431	34	62	—	527	6.5	11.8
Total gross lending	382,366	34,884	6,406	10,977	434,633	8.0	1.5
ECL allowance on drawn balances	(909)	(1,112)	(1,573)	(210)	(3,804)
Net balance sheet carrying value	381,457	33,772	4,833	10,767	430,829

Customer related ECL allowance (drawn and undrawn)

UK mortgages	49	394	184	210	837
Credit cards	144	249	128	—	521
Loans and overdrafts	136	170	139	—	445
UK Motor Finance[2]	108	74	116	—	298
Other	45	65	55	—	165
Retail	482	952	622	210	2,266
SME	61	104	90	—	255
Corporate and other	63	140	857	—	1,060
Commercial Banking	124	244	947	—	1,315
Other	406	2	9	—	417
Total	1,012	1,198	1,578	210	3,998

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

UK mortgages	—	1.8	9.5	1.9	0.3
Credit cards	1.2	12.0	56.9	—	3.6
Loans and overdrafts	1.7	15.4	67.5	—	4.7
UK Motor Finance	0.9	4.0	57.7	—	2.1
Other	0.3	3.3	13.8	—	0.9
Retail	0.1	3.3	20.9	1.9	0.6
SME	0.2	3.5	12.7	—	0.8
Corporate and other	0.2	4.5	42.5	—	2.9
Commercial Banking	0.2	4.0	34.8	—	1.9
Other	1.4	5.9	14.5	—	3.2
Total	0.3	3.4	27.4	1.9	0.9
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 includes £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £65 million, Retail other of £379 million, SME of £135 million and in Corporate and other of £4 million. Other excludes the £400 million ECL central adjustment.

ADDITIONAL FINANCIAL INFORMATION (continued)
4.UK economic assumptions
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period. CPI numbers are translations of modelled RPIX estimates, except for the base case view.

	2022	2023	2024	2025	2026	2022-2026 average
At 31 March 2022%		%	%	%	%	%

Upside
Gross domestic product	3.6	1.0	1.8	1.6	1.6	1.9
UK Bank Rate	1.39	1.80	2.00	2.02	2.05	1.85
Unemployment rate	3.3	3.4	3.6	3.8	3.8	3.6
House price growth	5.3	4.8	4.9	3.9	3.8	4.5
Commercial real estate price growth	9.1	3.1	0.5	(2.9)	(0.8)	1.7
CPI inflation	7.6	4.6	2.2	2.1	2.3	3.8

Base case
Gross domestic product	3.5	1.2	1.7	1.7	1.5	1.9
UK Bank Rate	1.06	1.31	1.50	1.50	1.50	1.38
Unemployment rate	4.1	4.3	4.4	4.5	4.5	4.3
House price growth	3.3	0.0	0.2	0.7	1.0	1.0
Commercial real estate price growth	0.5	(1.3)	(0.3)	(1.5)	(0.3)	(0.6)
CPI inflation	7.5	4.3	1.6	1.2	1.3	3.2

Downside
Gross domestic product	3.3	0.7	1.6	1.7	1.5	1.7
UK Bank Rate	0.67	0.47	0.52	0.53	0.53	0.54
Unemployment rate	5.1	6.1	6.1	6.0	5.9	5.8
House price growth	0.0	(7.0)	(6.7)	(5.0)	(2.2)	(4.2)
Commercial real estate price growth	(6.8)	(6.1)	(3.6)	(3.4)	(0.2)	(4.0)
CPI inflation	7.5	4.1	1.2	1.2	1.4	3.1

Severe downside
Gross domestic product	1.1	(0.2)	1.6	1.7	1.5	1.1
UK Bank Rate	0.24	0.03	0.06	0.06	0.06	0.09
Unemployment rate	6.8	8.5	8.5	8.1	7.8	7.9
House price growth	(1.4)	(12.1)	(12.3)	(9.4)	(6.1)	(8.4)
Commercial real estate price growth	(17.9)	(12.8)	(6.5)	(4.3)	(0.8)	(8.7)
CPI inflation	7.5	3.9	0.6	0.4	0.7	2.6

Probability-weighted
Gross domestic product	3.2	0.8	1.7	1.6	1.5	1.8
UK Bank Rate	0.96	1.08	1.21	1.22	1.23	1.14
Unemployment rate	4.4	5.0	5.1	5.1	5.0	4.9
House price growth	2.4	(1.9)	(1.7)	(1.1)	0.1	(0.4)
Commercial real estate price growth	(1.0)	(2.6)	(1.7)	(2.8)	(0.5)	(1.7)
CPI inflation	7.5	4.3	1.6	1.4	1.6	3.3

ADDITIONAL FINANCIAL INFORMATION (continued)
4.UK economic assumptions (continued)
Base case scenario by quarter
Key quarterly assumptions made by the Group are shown below. Gross domestic product is presented quarter-on-quarter, house price growth, commercial real estate growth and CPI inflation are presented year-on-year. UK Bank Rate and unemployment rate are presented as at the end of each quarter.

	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022	First quarter 2023	Second quarter 2023	Third quarter 2023	Fourth quarter 2023
At 31 March 2022%		%	%	%	%	%	%	%

Gross domestic product	0.8	0.0	0.2	0.2	0.4	0.2	0.4	0.4
UK Bank Rate	0.75	1.00	1.25	1.25	1.25	1.25	1.25	1.50
Unemployment rate	3.9	4.0	4.1	4.2	4.2	4.2	4.3	4.3
House price growth	10.5	9.5	6.5	3.3	1.4	0.0	0.1	0.0
Commercial real estate price growth	13.9	11.5	6.7	0.5	(0.8)	(2.0)	(0.9)	(1.3)
CPI inflation	5.9	8.0	7.9	8.3	7.5	4.0	3.9	1.6

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	27 April 2022